Severance Police of Quadrax Corporation

     Effective as of January 1, 1997, the
following shall apply to all executive officers who are not a party to a valid and existing employment agreement with Quadrax
Corporation (each an "Employee").

     The Employee shall be entitled to receive the following upon a termination of employment with Quadrax Corporation (the "Corporation") in the event of 1) a "change of control", as hereinafter defined; 2) a reduction or rationalization of the work force; or 3) a discharge for cause. Upon receipt by the Employee of the severance benefits hereunder, the rights of the Employee and obligations of the Corporation shall become void and be of no further force and effect.

     If the Employee is terminated by the
Corporation within 12 months following a change in control without cause, then the Employee shall be entitled to receive his base salary, on a pro-rated basis, for a period of six months from the date of termination and any bonus that has accrued and is due and owed to the Employee by the Corporation. If the Employee is terminated by the Corporation for any reason after 12 months following a change of control, then the Employee shall not be entitled to receive any severance benefits.

     If the Employee is terminated by the
Corporation by reason of a reduction or a rationalization of the work force without cause, then the Employee shall be entitled to received his base salary on a pro-rated basis, for a period of up to six months from the date of termination and any bonus that has accrued and is due and owed to the Employee by the Corporation.

     If the Employee is terminated by the
Corporation for cause, then the Employee shall not be entitled to receive any severance benefits under this policy and any benefits that are paid to the Employee by the Corporation shall be in the sole discretion of the Corporation.

     As used herein, an executive officer shall include, and be limited to, all corporate officers, general managers and all employees who report directly to a general manager.

     As used herein, for "cause" shall include, and be limited to, inadequate job performance that is documented by the Company, intentional failure or refusal to perform employment obligations, dishonesty, insobriety, abuse of alcohol, use of illegal drugs or a conviction or the entering of a plea of nolo contendere to a crime involving moral turpitude or any other crime materially impairing or material hindering the Employee's ability to perform his duties for the Corporation.


     As used herein, "change of control" is
defined as the sale, exchange or transfer of: (i)
20% or more of the outstanding common stock of the Corporation to any buyer or group of affiliated buyers; or (ii) substantially all of the assets of the Corporation to any party who does not hold at least 5% of the outstanding common stock of the Corporation as of the effective date of this policy.


               Quadrax Corporation

               By:   /s/ James J. Palermo
                         James J. Palermo
                         President and Chief
                         Executive Officer